Exhibit 3.1(c)
                 CERTIFICATE AMENDING ARTICLES OF INCORPORATION
                         FOR NEVADA PROFIT CORPORATIONS
          (Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock



1. Name of corporation: Masterslink Communications, Inc.

2. The articles have been amended as follows (provide article numbers, if available): Increase authorize shares to 100,000,000; 100 Million; Par Value ..001.

Name change to : IQUE Intellectual Properties, Inc.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is : Yes

4. Effective date of filing (optional): December 2, 2003

5. Officer Signature (required): /s/ William Baker


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